UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TEFRON LTD.

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(Name of Issuer)

Ordinary Shares, par value NIS1.00 per share**

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(Title of Class of Securities)

M8-7482-10-1

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(CUSIP Number)

Saul Kaszovitz, Esq.

Feder, Kaszovitz, Isaacson, Weber, Skala, Bass & Rhine LLP

750 Lexington Avenue

23rd Floor

New York, New York 10022

(212) 888-8200

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(Name, Address and Telephone Number of Person

Authorized to Receive Notice and Communications)

May 1, 2005

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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

_______

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent   amendment   containing   information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** “NIS” represents the New Israeli Shekel, the currency of the State of Israel.

SCHEDULE 13D

CUSIP No. M8-7482-10-1

1

NAME OF REPORTING PERSON: FIMI Opportunity Fund, L.P.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not Applicable

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]  (b)  [ ]

3

SEC USE ONLY:

4

SOURCE OF FUNDS:

PF and BK

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

  [ ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION:

Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7

SOLE VOTING POWER

0 shares

8

SHARED VOTING POWER

8,485,177 shares (1)

9

SOLE DISPOSITIVE POWER

0 shares

10

SHARED DISPOSITIVE POWER

4,613,085 shares (2)

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,613,085 shares (2)

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

25.61%

14

TYPE OF REPORTING PERSON*:

IV, PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)

As set forth in the Agreement attached to the Schedule 13D (as hereinafter defined), the reporting persons share voting power with Arwol Holdings Ltd. (“Arwol”) and MacPell Industries Ltd. (“MacPell”) both of which, collectively, hold 3,872,092 Series A Ordinary Shares. The reporting persons disclaim beneficial ownership of any of the Series A Ordinary Shares held by MacPell and Arwol.

(2)

For purposes of Section 13(d), each of FIMI Opportunity Fund, L.P. (“FIMI Delaware”), N.D.M.S. Ltd. (“NDMS”), FIMI 2001 Ltd. and Mr. Ishay Davidi may be deemed to beneficially own an aggregate of 4,613,085 Series A Ordinary Shares held by Norfet, Limited Partnership (“Norfet”) where (i) NDMS is the general partner of Norfet, and (ii) FIMI Delaware is the sole shareholder of NDMS, (iii) FIMI 2001 Ltd. is the managing general partner of FIMI Delaware and (iv) Mr. Davidi is the CEO of FIMI. Each of NDMS, FIMI Delaware, FIMI 2001 Ltd. and Mr. Davidi disclaims beneficial ownership of any of the Series A Ordinary Shares held by Norfet.

SCHEDULE 13D

CUSIP No. M8-7482-10-1

1

NAME OF REPORTING PERSON: Norfet, Limited Partnership

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not Applicable

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]  (b)  [ ]

3

SEC USE ONLY:

4

SOURCE OF FUNDS:

PF and BK

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

  [ ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION:

Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7

SOLE VOTING POWER

0 shares

8

SHARED VOTING POWER

8,485,177 shares (1)

9

SOLE DISPOSITIVE POWER

0 shares

10

SHARED DISPOSITIVE POWER

4,613,085 shares (2)

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,613,085 shares (2)

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

25.61%

14

TYPE OF REPORTING PERSON*:

IV, PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)

As set forth in the Agreement attached to the Schedule 13D (as hereinafter defined), the reporting persons share voting power with Arwol Holdings Ltd. (“Arwol”) and MacPell Industries Ltd. (“MacPell”) both of which, collectively, hold 3,872,092 Series A Ordinary Shares. The reporting persons disclaim beneficial ownership of any of the Series A Ordinary Shares held by MacPell and Arwol.

(2)

For purposes of Section 13(d), each of FIMI Opportunity Fund, L.P. (“FIMI Delaware”), N.D.M.S. Ltd. (“NDMS”), FIMI 2001 Ltd. and Mr. Ishay Davidi may be deemed to beneficially own an aggregate of 4,613,085 Series A Ordinary Shares held by Norfet, Limited Partnership (“Norfet”) where (i) NDMS is the general partner of Norfet, and (ii) FIMI Delaware is the sole shareholder of NDMS, (iii) FIMI 2001 Ltd. is the managing general partner of FIMI Delaware and (iv) Mr. Davidi is the CEO of FIMI. Each of NDMS, FIMI Delaware, FIMI 2001 Ltd. and Mr. Davidi disclaims beneficial ownership of any of the Series A Ordinary Shares held by Norfet.

SCHEDULE 13D

CUSIP No. M8-7482-10-1

1

NAME OF REPORTING PERSON: N.D.M.S. Ltd.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not Applicable

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]  (b)  [ ]

3

SEC USE ONLY:

4

SOURCE OF FUNDS:

PF and BK

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

  [ ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION:

Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7

SOLE VOTING POWER

0 shares

8

SHARED VOTING POWER

8,485,177 shares (1)

9

SOLE DISPOSITIVE POWER

0 shares

10

SHARED DISPOSITIVE POWER

4,613,085 shares (2)

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,613,085 shares (2)

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

25.61%

14

TYPE OF REPORTING PERSON*:

IV

*SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)

As set forth in the Agreement attached to the Schedule 13D (as hereinafter defined), the reporting persons share voting power with Arwol Holdings Ltd. (“Arwol”) and MacPell Industries Ltd. (“MacPell”) both of which, collectively, hold 3,872,092 Series A Ordinary Shares. The reporting persons disclaim beneficial ownership of any of the Series A Ordinary Shares held by MacPell and Arwol.

(2)

For purposes of Section 13(d), each of FIMI Opportunity Fund, L.P. (“FIMI Delaware”), N.D.M.S. Ltd. (“NDMS”), FIMI 2001 Ltd. and Mr. Ishay Davidi may be deemed to beneficially own an aggregate of 4,613,085 Series A Ordinary Shares held by Norfet, Limited Partnership (“Norfet”) where (i) NDMS is the general partner of Norfet, and (ii) FIMI Delaware is the sole shareholder of NDMS, (iii) FIMI 2001 Ltd. is the managing general partner of FIMI Delaware and (iv) Mr. Davidi is the CEO of FIMI. Each of NDMS, FIMI Delaware, FIMI 2001 Ltd. and Mr. Davidi disclaims beneficial ownership of any of the Series A Ordinary Shares held by Norfet.

SCHEDULE 13D

CUSIP No. M8-7482-10-1

1

NAME OF REPORTING PERSON: FIMI 2001 Ltd.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not Applicable

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]  (b)  [ ]

3

SEC USE ONLY:

4

SOURCE OF FUNDS:

PF and BK

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

  [ ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION:

Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7

SOLE VOTING POWER

0 shares

8

SHARED VOTING POWER

8,485,177 shares (1)

9

SOLE DISPOSITIVE POWER

0 shares

10

SHARED DISPOSITIVE POWER

4,613,085 shares (2)

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,613,085 shares (2)

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

25.61%

14

TYPE OF REPORTING PERSON*:

IV

*SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)

As set forth in the Agreement attached to the Schedule 13D (as hereinafter defined), the reporting persons share voting power with Arwol Holdings Ltd. (“Arwol”) and MacPell Industries Ltd. (“MacPell”) both of which, collectively, hold 3,872,092 Series A Ordinary Shares. The reporting persons disclaim beneficial ownership of any of the Series A Ordinary Shares held by MacPell and Arwol.

(2)

For purposes of Section 13(d), each of FIMI Opportunity Fund, L.P. (“FIMI Delaware”), N.D.M.S. Ltd. (“NDMS”), FIMI 2001 Ltd. and Mr. Ishay Davidi may be deemed to beneficially own an aggregate of 4,613,085 Series A Ordinary Shares held by Norfet, Limited Partnership (“Norfet”) where (i) NDMS is the general partner of Norfet, and (ii) FIMI Delaware is the sole shareholder of NDMS, (iii) FIMI 2001 Ltd. is the managing general partner of FIMI Delaware and (iv) Mr. Davidi is the CEO of FIMI. Each of NDMS, FIMI Delaware, FIMI 2001 Ltd. and Mr. Davidi disclaims beneficial ownership of any of the Series A Ordinary Shares held by Norfet.

SCHEDULE 13D

CUSIP No. M8-7482-10-1

1

NAME OF REPORTING PERSON: Mr. Ishay Davidi

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not Applicable

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]  (b)  [ ]

3

SEC USE ONLY:

4

SOURCE OF FUNDS:

PF and BK

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

  [ ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION:

Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7

SOLE VOTING POWER

0 shares

8

SHARED VOTING POWER

8,485,177 shares (1)

9

SOLE DISPOSITIVE POWER

0 shares

10

SHARED DISPOSITIVE POWER

4,613,085 shares (2)

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,613,085 shares (2)

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

25.61%

14

TYPE OF REPORTING PERSON*:

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)

As set forth in the Agreement attached to the Schedule 13D (as hereinafter defined), the reporting persons share voting power with Arwol Holdings Ltd. (“Arwol”) and MacPell Industries Ltd. (“MacPell”) both of which, collectively, hold 3,872,092 Series A Ordinary Shares. The reporting persons disclaim beneficial ownership of any of the Series A Ordinary Shares held by MacPell and Arwol.

(2)

For purposes of Section 13(d), each of FIMI Opportunity Fund, L.P. (“FIMI Delaware”), N.D.M.S. Ltd. (“NDMS”), FIMI 2001 Ltd. and Mr. Ishay Davidi may be deemed to beneficially own an aggregate of 4,613,085 Series A Ordinary Shares held by Norfet, Limited Partnership (“Norfet”) where (i) NDMS is the general partner of Norfet, and (ii) FIMI Delaware is the sole shareholder of NDMS, (iii) FIMI 2001 Ltd. is the managing general partner of FIMI Delaware and (iv) Mr. Davidi is the CEO of FIMI. Each of NDMS, FIMI Delaware, FIMI 2001 Ltd. and Mr. Davidi disclaims beneficial ownership of any of the Series A Ordinary Shares held by Norfet.

This statement amends Items 4 and 5 of the Schedule 13D of FIMI Opportunity Fund, L.P., Norfet, Limited Partnership, N.D.M.S. Ltd., FIMI 2001 Ltd. and Mr. Ishay Davidi (the "Reporting Persons") dated June 10, 2004 (the "Schedule 13D").  Any capitalized terms not otherwise defined in this Amendment shall have the meanings ascribed thereto in the Schedule 13D.

Item 4:

Purpose of the Transaction.

This Amendment No. 1 to the Schedule 13D is being filed by the Reporting Persons to report (i) the acquisition from the Issuer and Arwol Holdings, Ltd. (“Arwol”) in May 2005 of 768,673 shares of the Issuer pursuant to the terms of the Agreement attached to the Schedule 13D as Exhibit A, incorporated herein by reference; and (ii) the sale on May 9, 2006 of 1,050,000 shares of the Issuer pursuant to open-market transactions.

Item 5:

Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended as follows:

(a)

For purposes of Section 13(d), the Reporting Persons beneficially own an aggregate of 4,613,085 Shares, which constitutes 25.61% of the class. Together with Arwol and MacPell Industries Ltd. (“MacPell”), as is set forth in the Agreement attached to the Schedule 13D as Exhibit A, the Reporting Persons may be deemed to beneficially own 8,485,177 Shares, constituting 47.12% of the class. The reporting persons disclaim beneficial ownership of any Shares held by MacPell and Arwol.

(b)

The Reporting Persons have shared power to direct the vote, dispose and direct the disposition of the 4,613,085 Shares held by Norfet, constituting 25.61% of the class. Together with Arwol and MacPell, the Reporting Persons may be deemed to share the power to vote and direct the vote of 8,485,177 Shares, constituting 47.12% of the class. The reporting persons disclaim beneficial ownership of any Shares held by MacPell and Arwol.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 5/16/06

NORFET, LIMITED PARTNERSHIP

By:

N.D.M.S. Ltd., its General Partner

By:

/s/ Ishay Davidi

Name:

Ishay Davidi

Title:

Director

N.D.M.S. Ltd.

By:

/s/ Ishay Davidi

Name:

Ishay Davidi

Title:

Director

FIMI Opportunity Fund, L.P.

By:

FIMI 2001, Ltd., its managing general partner

By:

/s/ Ishay Davidi

Name:

Ishay Davidi

Title:

CEO

FIMI 2001, LTD.

By:

/s/ Ishay Davidi

Name:

Ishay Davidi

Title:

CEO

/s/ Ishay Davidi

Ishay Davidi

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)